UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synacor, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

871561106

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

June 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 871561106	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,200
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,200
(11) Aggregate amount beneficially owned by each reporting person: 1,353,200
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 871561106	SCHEDULE 13D/A	Page 5 of 7 Pages

(1) Names of reporting persons Ratio Capital Management B.V.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,345,300
(8) Shared voting power: 0
(9) Sole dispositive power: 1,345,300
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 1,345,300
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 4 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2014 (the “Schedule 13D”). Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 25, 2014, the Reporting Persons sent a letter to the Board of Directors of the Issuer requesting that the Board halt the search for a new chief executive officer and instead commence a review of strategic alternatives.

A copy of the letter is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Letter to the Board of Directors dated June 25, 2014.

CUSIP No. 871561106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: June 26, 2014

JEC II Associates, LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC Capital Partners LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

Ratio Capital Management b.v.

By: _/s/ Bart Kool*
Name: Bart Kool
Title: Director

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact

Exhibit 1

Dear Board of Directors:

We would like to thank your Chairman, Jordan Levy, for the dialogue over the past few days. Unfortunately, the only thing Mr. Levy said that we ultimately agreed with is that the Board is not proud of the poor operating results and that those results have led to a massive destruction in shareholder value.

At Synacor’s most recent annual meeting, the two directors ‘elected’ each received an astonishingly low 45% of ‘Votes For’. This is the result of the Board’s failure of leadership, which is plainly evidenced by:

▪	Synacor’s share price performance, which has dropped over 50% since its IPO and has lagged every comparable peer, metric, and index.
▪	Synacor’s revenue, which has declined steadily from $122M in 2012 to the 2014 guidance of $100M.
▪	Synacor’s cash balance, which has declined steadily from $43M in 2012 to $33M at the end of the most recent quarter.
▪	Synacor’s R&D spend, which was $73M in aggregate from 2011 through 2013. Including the anticipated 2014 R&D spend, the number jumps to $103M or 2.8 times the current enterprise value.
▪	Synacor’s corporate communications regarding its strategy. With no clear strategy, the share price reflects the track record of irresponsible cost expenditures and missed opportunities for growth.
▪	The Board’s inexplicable decision to announce a CEO transition publicly with no succession plan and its decision to give the out-going CEO an above-market exit package.

We do not believe there is a realistic chance for improvement from a change in CEO.

Our request of the Board is simple and straightforward. We ask that you halt the search for a CEO and instead engage an investment banker to pursue strategic alternatives. We are confident that Synacor will have serious interest from multiple parties at prices far in excess of the current share price. We are also confident that the majority of Synacor’s shareholders are in support of an open and formal sale process. We are not the only shareholders taking notice and we understand that this message has been communicated to the Board repeatedly by numerous shareholders.

Investors, analysts, and industry sources attribute the Board’s indifference towards interested buyers to your Chairman, Jordan Levy’s, self-interested and civic-minded agenda to maintain the headquarters of a public technology company in Buffalo, NY. If, on the other hand, the Board has determined that the value opportunity from an autonomous path, with a fully-burdened R&D spend and after adjusting for execution risk and time, exceeds the value from an immediate sale, we ask that the Board clearly and publicly articulate how it arrived at that conclusion. We believe that the reason no such strategy has been disclosed is that one does not exist. As a result, we do not believe there is a realistic chance of shareholder value creation from operating autonomously and Synacor has zero chance of retaining a world-class CEO who can regain some of the shareholder value that has been squandered.

We are confident that a properly run strategic review process will significantly enhance shareholder value above the current share price. Consequently, the Board should halt the CEO search and immediately take the necessary steps to commence a formal process to fully explore the sale of Synacor to the highest bidder.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management